UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   VANDE STEEG, NICKOLAS W.
   18321 JAMBOREE BLVD.
   IRVINE, CA  94715
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock               |(1)   |B(1)|V|22.3031           |A  |(1)        |2815.6791(2)       |I     |(1)                        |
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Common stock               |8/21/9|I   | |59.9615           |D  |$38.28     |2815.6791(2)       |I     |(1)                        |
                           |6     |    | |                  |   |           |                   |      |                           |
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Common stock               |12/9/9|G   |V|40                |D  |           |4,011              |I     |Joint w/wife               |
                           |6     |    | |                  |   |           |                   |      |                           |
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Common stock               |12/30/|G   |V|125               |D  |           |4,011              |I     |Joint w/wife               |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common stock               |3/6/97|M   | |2,174(3)          |A  |$20.67     |4,011              |I     |Joint w/wife               |
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Common stock               |      |    | |                  |   |           |5,978              |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to buy         |$20.67  |3/6/9|M   | |4,050      |D  |6/3/8|6/2/9|Common stock|4,050(3|(4)    |0(5)        |D  |            |
                      |        |7    |    | |           |   |8    |7    |            |)      |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) During the period July 1, 1996, through September 30, 1996, Mr. Vande Steeg acquired shares in the Parker-Hannifin Corporation Retirement
Savings Plan, a Rule 16b-3 plan, as follows: (a) 4.6790 shares through reinvestment of dividends at an average cost of $37.7880 per share; and (b)
17.6241 shares through matching contributions by the Corporation of an average of $37.9395 per share.
(2) As of December 31, 1996, the latest date for which information is available.
(3) "Pyramid" exercise of 4,050 stock options resulting in net acquisition of 2,174 shares.
(4) Granted under the Parker-Hannifin Corporation 1987 Stock Option
Plan.
(5) Mr. Vande Steeg also owns 26,650 additional options granted pursuant to the Corporation's Employee Stock Option Plans at various exercise prices and expiration dates, as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
April 10, 1997